                                                                    Exhibit 99.1


(51job, Inc. LOGO)


FOR IMMEDIATE RELEASE


CONTACT:


Linda Chien
Investor Relations
51job, Inc.
(+86-21) 5292-0720
investor.relations@51job.com


            51JOB, INC. REPORTS FIRST QUARTER 2005 FINANCIAL RESULTS


SHANGHAI, MAY 9, 2005 - 51JOB, INC. (NASDAQ: JOBS), a leading provider of integrated human resource services in China, announced today unaudited financial results for the first quarter ended March 31, 2005.


FIRST QUARTER 2005 FINANCIAL HIGHLIGHTS:

o Total revenues increased approximately 30% year-over-year to RMB142.7 million (US$17.2 million) compared with RMB109.9 million for the first quarter of 2004

o    Fully diluted earnings per common share were RMB0.16

o    Fully diluted earnings per American Depositary Share (ADS) were RMB0.32

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, Inc., said, "Although the seasonally strong post-Chinese New Year recruitment period began more than two weeks later in 2005 compared to 2004, we are pleased that first quarter revenues exceeded our expectations. In our print advertising business, we witnessed solid page volume growth in both our more established cities and our newer cities. In the online recruitment services business, we saw a greater number of first-time customers as well as an increase in the number of clients choosing our more sophisticated visibility packages to attract job seekers during the peak period. We also experienced an increase in candidate placements in our executive search business and gained momentum in our other human resource related services with additional HR outsourcing contracts."

"In line with our expectations and guidance, our first quarter profitability was impacted by cost increases," continued Mr. Yan. "We increased spending in accordance with our marketing plan to promote our brand and to reinforce awareness of our services among employers and job seekers


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51job, Inc. Reports First Quarter 2005 Financial Results
May 9, 2005
Page 2


surrounding the Chinese New Year peak season. We also incurred higher expenses associated with a planned increase in sales headcount and additional professional services fees. Additionally, our gross profit was affected by lower promotional prices in some cities."

"However, we are encouraged by our top line performance in the first quarter and believe that our businesses are off to a good start in 2005. Our focus remains to drive revenue growth and to continue to strengthen our market position in the rapidly developing HR services market in China," said Mr. Yan.


FIRST QUARTER 2005 UNAUDITED FINANCIAL RESULTS

Total revenues for the first quarter ended March 31, 2005 were RMB142.7 million (US$17.2 million), an increase of 29.8% from RMB109.9 million for the same quarter in 2004. Excluding the revenue contribution of the stationery business, total revenues grew 30.1% in the first quarter of 2005 to RMB140.7 million (US$17.0 million) compared with RMB108.2 million in the same quarter last year. Net revenues, which reflect total revenues less business taxes and related surcharges, increased to RMB134.4 million (US$16.2 million) in the first quarter of 2005 from RMB104.9 million in the same period last year.

Print advertising revenues for the first quarter of 2005 increased 24.4% to RMB93.7 million (US$11.3 million) compared with RMB75.3 million for the same quarter in 2004. The revenue increase was primarily due to the higher volume of recruitment advertisements placed in Career Post Weekly, which was partially offset by lower promotional prices introduced in some cities and increasing revenue contribution from the Company's lower-priced cities. The estimated number of print advertising pages generated in the first quarter of 2005 increased to 3,107 compared with 2,022 estimated print advertising pages in the same quarter in 2004.

Online recruitment services revenues for the first quarter of 2005 were RMB31.8 million (US$3.8 million), representing a 32.2% growth from RMB24.1 million for the same quarter last year. The increase was principally attributable to a higher number of first-time customers using the Company's online recruitment services. Unique employers using online recruitment services increased to 25,628 in the first quarter of 2005, compared with 18,018 in the same period last year.


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51job, Inc. Reports First Quarter 2005 Financial Results
May 9, 2005
Page 3


Executive search revenues for the first quarter of 2005 increased 97.1% to RMB6.9 million (US$0.8 million) from RMB3.5 million for the same quarter last year on increased candidate assignments and placements. For the first quarter of 2005, other human resource related revenues were RMB10.3 million (US$1.2 million), representing a 46.0% growth from RMB7.0 million for the first quarter last year. Excluding the stationery business, revenues from other human resource related services increased 57.7% to RMB8.3 million (US$1.0 million) in the first quarter of 2005 from RMB5.3 million for the same quarter last year.

Gross profit for the first quarter of 2005 was RMB65.4 million (US$7.9 million), representing an increase of 27.7% from RMB51.2 million for the same quarter last year. Gross margin, which is equal to gross profit divided by net revenues, was 48.7% in the first quarter of 2005 compared with 48.9% in the same quarter in 2004.

Operating expenses for the first quarter of 2005 were RMB57.4 million (US$6.9 million) compared with RMB37.5 million for the same period last year. Operating expenses as a percentage of net revenues was 42.7% for the first quarter of 2005 compared with 35.8% in the March 2004 quarter, due primarily to a planned increase in sales and marketing expenditures for the Chinese New Year period in 2005, and higher general and administrative expenses.

Sales and marketing expenses for the first quarter of 2005 grew to RMB31.7 million (US$3.8 million) from RMB13.6 million for the same quarter in 2004 mainly due to a major national television advertising campaign we conducted in the first quarter, the hiring of additional sales personnel and increased spending on other promotional activities.

General and administrative expenses for the first quarter of 2005 was RMB22.4 million (US$2.7 million) compared with RMB15.2 million for the first quarter last year. The increase was primarily attributable to higher costs associated with professional services fees, operating three additional sales offices over the comparable 2004 period, increased personnel and provisions for certain aged accounts receivable.

Income from operations was RMB8.1 million (US$1.0 million) compared with RMB13.7 million for the same period last year. Interest and investment income increased significantly to RMB4.9 million (US$0.6 million) in the first quarter of 2005 from RMB0.2 million due to increased interest


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51job, Inc. Reports First Quarter 2005 Financial Results
May 9, 2005
Page 4


income from higher bank deposits, which include RMB635.5 million (US$76.8 million) in net proceeds from the Company's initial public offering completed in October 2004.

Net income for the first quarter of 2005 was RMB9.2 million (US$1.1 million) compared with RMB8.8 million for the same period in 2004. Fully diluted earnings per common share for the first quarter of 2005 were RMB0.16 compared with RMB0.19 for the same quarter in 2004. Fully diluted earnings per ADS in the first quarter of 2005 were RMB0.32 compared with RMB0.39 in the first quarter of 2004. The weighted average number of common shares outstanding increased as a result of the Company's initial public offering and the conversion of Series A Preference Shares into common shares in October 2004.

As of March 31, 2005, cash and cash equivalents were RMB848.7 million (US$102.5 million) compared with RMB848.3 million as of December 31, 2004.


BUSINESS OUTLOOK

For the second quarter of 2005, based on current market and operating conditions, the Company's revenue target is in the range of RMB135 to RMB145 million and the Company's fully diluted earnings per common share target is between RMB0.18 and RMB0.25.


CONFERENCE CALL INFORMATION

Management of 51job will host a conference call at 8:30 a.m. Eastern Standard Time on May 9, 2005 (8:30 p.m. Shanghai / Hong Kong time zone) to discuss first quarter 2005 results. The call will be available live and on replay in the "Investor Relations" section of 51job's website at www.51job.com or directly at ir.51job.com for U.S.-based participants. Please go to the website at least fifteen minutes early to register, download and install any necessary audio software. Participants may also dial into the teleconference at +1-800-475-3716 (+1-719-457-2728 for international callers) and provide the passcode 3623418. An audio replay will be available through May 16, 2005, by calling +1-888-203-1112 (+1-719-457-0820 for international callers) and entering the passcode 3623418.


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51job, Inc. Reports First Quarter 2005 Financial Results
May 9, 2005
Page 5


ABOUT 51job

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Offering a broad array of products and services, 51job connects millions of job seekers with employment opportunities and streamlines the recruitment process and human resource administration for tens of thousands of companies in China. Through print advertisements in Career Post Weekly and online recruitment services at www.51job.com, both domestic Chinese employers and multinational companies alike are able to attract, identify and recruit new employees. 51job also provides executive search services and a number of other value-added human resource services, including training, proprietary software applications, business process outsourcing and salary surveys. 51job's nationwide office network in China spans 20 cities with local editions of Career Post Weekly and Hong Kong.


SAFE HARBOR STATEMENT

Statements in this release regarding targets for the second quarter of 2005, future business and operating results constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management's current expectations, and actual results could differ materially. Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the second quarter of 2005; any accounting adjustments that may occur during the quarterly close; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic and political changes in China; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company's financial results, please refer to the Company's filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these targets prior to announcing final results for the second quarter or as a result of new information, future events or otherwise.


                         - FINANCIAL TABLES TO FOLLOW -


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51job, Inc. Reports First Quarter 2005 Financial Results
May 9, 2005
Page 6


                                  51JOB, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                    FOR THE THREE MONTHS ENDED
                                                                       ----------------------------------------------------
                                                                       MARCH 31, 2004     MARCH 31, 2005     MARCH 31, 2005
                                                                        (UNAUDITED)        (UNAUDITED)        (UNAUDITED)
                                                                       --------------     --------------     --------------
                                                                            RMB                RMB            USD (NOTE 1)

Revenues:
  Print advertising                                                      75,342,560         93,690,402         11,320,051
  Online recruitment services                                            24,060,419         31,805,222          3,842,835
  Executive search                                                        3,519,745          6,938,222            838,303
  Other human resource related revenues                                   7,024,741         10,256,021          1,239,174
                                                                        -----------        -----------         ----------
Total revenues                                                          109,947,465        142,689,867         17,240,363
                                                                        -----------        -----------         ----------
Less: Business and related tax                                           (5,091,727)        (8,252,063)          (997,047)
                                                                        -----------        -----------         ----------
Net revenues                                                            104,855,738        134,437,804         16,243,316
                                                                        -----------        -----------         ----------
Cost of services                                                        (53,611,580)       (69,005,139)        (8,337,478)
                                                                        -----------        -----------         ----------
Gross profit                                                             51,244,158         65,432,665          7,905,838
                                                                        -----------        -----------         ----------
Operating expenses:
  Sales and marketing                                                   (13,603,702)       (31,703,792)        (3,830,580)
  General and administrative                                            (15,170,955)       (22,358,405)        (2,701,432)
  Share-based compensation - share options (Note 2)                      (8,755,475)        (3,290,803)          (397,608)
                                                                        -----------        -----------         ----------
Total operating expenses                                                (37,530,132)       (57,353,000)        (6,929,620)
                                                                        -----------        -----------         ----------
Income from operations                                                   13,714,026          8,079,665            976,218
Interest and investment income                                              242,907          4,873,803            588,872
Other income                                                                 72,433            421,659             50,947
                                                                        -----------        -----------         ----------
Income before provision for income tax                                   14,029,366         13,375,127          1,616,037
Income tax expense                                                       (5,216,883)        (4,199,835)          (507,441)
                                                                        -----------        -----------         ----------
Net income                                                                8,812,483          9,175,292          1,108,596
                                                                        ===========        ===========         ==========
Amount allocated to participating holders of Series A
 Preference Shares                                                       (2,839,604)                 -                  -
                                                                        -----------        -----------         ----------
Income attributable to common shareholders                                5,972,879          9,175,292          1,108,596
                                                                        ===========        ===========         ==========
Earnings per share:
  Basic                                                                        0.21               0.16               0.02
  Diluted                                                                      0.19               0.16               0.02
Earnings per ADS (Note 3):
  Basic                                                                        0.41               0.33               0.04
  Diluted                                                                      0.39               0.32               0.04
Weighted average number of common shares outstanding:
  Basic                                                                  28,868,169         55,659,607         55,659,607
  Diluted                                                                30,913,517         57,618,226         57,618,226


----------
Note 1: The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB8.2765 on March 31, 2005 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
Note 2: Aggregate share-based compensation expense attributable to cost of services and operating expenses was RMB9,258,698 for the three months ended March 31, 2004 and RMB3,671,596 (US$443,617) for the three months ended March 31, 2005.
Note 3: Each ADS represents two common shares.


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51job, Inc. Reports First Quarter 2005 Financial Results
May 9, 2005
Page 7


                                  51JOB, INC.
                          CONSOLIDATED BALANCE SHEETS

                                                                       DECEMBER 31,      MARCH 31,       MARCH 31,
                                                                           2004            2005            2005
                                                                        (AUDITED)       (UNAUDITED)     (UNAUDITED)
                                                                       ------------     -----------     ------------
                                                                           RMB             RMB          USD (NOTE 1)

ASSETS
Current assets:
  Cash                                                                  848,292,672     848,674,447      102,540,258
  Accounts receivable (net of allowance of RMB3,689,222 and
   RMB3,923,416 as of December 31, 2004 and March 31, 2005,
   respectively)                                                         23,252,468      44,575,402        5,385,779
  Prepayments and other current assets                                   14,675,948      11,752,152        1,419,942
  Deferred tax assets, current                                            7,426,098       7,803,452          942,844
                                                                        -----------     -----------      -----------
Total current assets                                                    893,647,186     912,805,453      110,288,823
                                                                        -----------     -----------      -----------
Investments                                                              10,495,490      10,485,562        1,266,908
Property and equipment                                                   22,534,875      30,258,102        3,655,906
Intangible assets                                                         6,126,749       8,873,930        1,072,184
Other long-term assets                                                    4,201,919       3,828,039          462,519
Deferred tax assets, non-current                                            376,122         412,314           49,817
                                                                        -----------     -----------      -----------
Total assets                                                            937,382,341     966,663,400      116,796,157
                                                                        ===========     ===========      ===========
LIABILITIES
Current liabilities:
  Accounts payable                                                        9,820,033      18,030,949        2,178,572
  Due to related parties                                                  1,577,873       1,435,377          173,428
  Salary and employee related accrual                                    11,698,665      10,631,020        1,284,483
  Taxes payable                                                          30,586,768      22,450,988        2,712,619
  Advance from customers                                                 17,777,757      31,117,112        3,759,695
  Other payables and accruals                                            13,933,686      17,970,198        2,171,232
  Deferred tax liabilities, current                                         169,237               -                -
                                                                        -----------     -----------      -----------
Total current liabilities                                                85,564,019     101,635,644       12,280,029
                                                                        -----------     -----------      -----------
Deferred tax liabilities, non-current                                             -               -                -
                                                                        -----------     -----------      -----------
Total liabilities                                                        85,564,019     101,635,644       12,280,029
                                                                        -----------     -----------      -----------
Commitments and contingencies                                                     -               -                -
Shareholders' equity:
  Common shares (US$0.0001 par value; 57,000,000 shares
   authorized, 55,616,679 and 55,725,602 shares issued and
   outstanding as of December 31, 2004 and March 31, 2005,
   respectively)                                                             46,044          46,130            5,574
  Additional paid-in capital                                            869,125,807     868,796,340      104,971,466
  Deferred share-based compensation                                     (40,154,027)    (35,735,908)      (4,317,756)
  Statutory reserves                                                     16,756,461      16,756,461        2,024,583
  Other comprehensive loss                                                 (501,659)       (556,255)         (67,212)
  Retained earnings                                                       6,545,696      15,720,988        1,899,473
                                                                        -----------     -----------      -----------
Total shareholders' equity                                              851,818,322     865,027,756      104,516,128
                                                                        -----------     -----------      -----------
Total liabilities and shareholders' equity                              937,382,341     966,663,400      116,796,157
                                                                        ===========     ===========      ===========

----------
Note 1: The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB8.2765 on March 31, 2005 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.


                                      ###